EXHIBIT 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

dated as of October 21, 2013

by and among

Oxygen Biotherapeutics, Inc.,

Phyxius Pharma, Inc.,

the Stockholders of Phyxius Pharma, Inc.

and

Life Newco, Inc.

The Asset Purchase Agreement contains representations and warranties by the parties thereto. A party’s representations and warranties were made solely for the benefit of the other party or parties and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to the party or parties making the representation and warranty if it proves to be inaccurate; (ii) may have been qualified in the Asset Purchase Agreement by disclosures that were made to the other party or parties in connection with the negotiation of the Asset Purchase Agreement (provided that any specific facts that contradict the representations and warranties in the Asset Purchase Agreement in any material respect have been disclosed); (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the Asset Purchase Agreement or such other date or dates as may be specified in the Asset Purchase Agreement.

ARTICLE I	DEFINITIONS	2

1.1	Definitions	2

1.2	Other Defined Terms	6

ARTICLE II	PURCHASE AND SALE OF ASSETS	11

2.1	Purchase and Sale of Assets	11

2.2	Assumed Liabilities	12

2.3	Retained Liabilities	12

2.4	Consideration	13

2.5	Conversion of Parent Series E Preferred Stock; Vesting of Converted Common Shares	14

2.6	Closing	14

2.7	Issuances into Escrow	14

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE COMPANY STOCKHOLDERS	15

3.1	Organization and Good Standing	15

3.2	Capitalization	15

3.3	Authority and Enforceability	16

3.4	No Conflict; Authorizations	16

3.5	Financial Statements; Liabilities; Title to Assets	16

3.6	No Undisclosed Liabilities	16

3.7	Taxes	17

(continued)

Page

3.8	Compliance with Law; Permits	18

3.9	Authorizations	18

3.10	Real Property	19

3.11	Intellectual Property	19

3.12	Contracts	19

3.13	Litigation	21

3.14	Brokers or Finders	21

3.15	Absence of Material Adverse Changes	21

3.16	Books and Records	21

3.17	Employee Benefits	21

3.18	Employees	22

3.19	Insurance	22

3.20	Disclosure	22

3.21	Health Care Compliance	23

3.22	Regulatory Compliance	23

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER	24

4.1	Organization and Good Standing	24

4.2	Capital Structure	24

4.3	Authority and Enforceability	24

4.4	No Conflicts; Authorizations	24

4.5	SEC Filings; Financial Statements	25

4.6	Interim Operations of Sub	25

4.7	Reorganization	25

ARTICLE V	COVENANTS OF THE COMPANY AND THE COMPANY STOCKHOLDERS	25

5.1	Sale of Shares Pursuant to Regulation D	25

5.2	Employees	25

5.3	Noncompetition Agreements	26

5.4	Company’s Auditors	26

5.5	Access and Investigation	26

(continued)

Page

5.6	Conduct of Business of the Company	26

5.7	Notification	28

5.8	Dissolution	28

ARTICLE VI	COVENANTS OF PARENT	28

6.1	Employees	28

6.2	Option Plan Amendment	28

6.3	Parent Stockholder Approval	28

6.4	Benefit Plans	28

6.5	Board of Directors	28

ARTICLE VII	COVENANTS OF THE COMPANY AND PARENT	29

7.1	Compliance with Blue Sky Laws	29

7.2	Public Announcements	29

7.3	Tax-Free Reorganization	29

7.4	Transaction Expenses	29

7.5	Further Assurances	29

7.6	Best Efforts	29

7.7	No HSR Act Filing	29

7.8	Confidentiality	29

ARTICLE VIII	CONDITIONS TO CLOSING	30

8.1	Conditions to Each Party’s Obligation to Close	30

8.2	Conditions to Obligations of Parent and Purchaser to Close	30

8.3	Conditions to Obligation of the Company to Close	31

ARTICLE IX	SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ESCROW AND INDEMNITY	32

9.1	Survival of Representations	32

9.2	Escrow Arrangements and Indemnity	32

ARTICLE X	TERMINATION	33

10.1	Termination	33

ARTICLE XI	MISCELLANEOUS	34

11.1	Notices	34

11.2	Amendments and Waivers	35

(continued)

Page

11.3	Successors and Assigns	35

11.4	Governing Law	35

11.5	Consent to Jurisdiction	35

11.6	Counterparts	35

11.7	Third Party Beneficiaries	35

11.8	Entire Agreement	36

11.9	Captions	36

11.10	Severability	36

11.11	Specific Performance	36

11.12	Interpretation	36

Disclosure Schedules

2.1(b)(v)	- Transferred Approvals
3.2(b)	- Record Holders of Company Shares
3.8	- Permits
3.11(c)	- In-Bound Licenses
3.12(d)	- Material Contracts
3.17(a)	- Company Plans
3.18	- Employees
3.19	- Insurance Policies
3.22	- Regulatory Compliance
6.1	- Key Employees
8.2(k)	- Required Consents

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of October 21, 2013, is by and among Oxygen Biotherapeutics, Inc., a Delaware corporation (“Parent”), Life Newco, Inc., a  Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), Phyxius Pharma, Inc., a Delaware corporation (the “Company”), and Douglas Hay, John Kelley, Doug Randall and Stefan Stanko, the stockholders of the Company (collectively, the “Company Stockholders”).  Parent, Purchaser, the Company and the Company Stockholders are referred to individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, the Company is engaged in the business of development activities for the purposes of marketing, distributing and selling the Product (as defined below) (the “Business”);

WHEREAS, the Company desires to sell, and Purchaser desires to purchase, the Purchased Assets (as defined below) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of Parent, Purchaser and the Company have approved this Agreement and determined that the transactions contemplated hereby would be advisable and in the best interests of their respective stockholders;

WHEREAS, a portion of the consideration specified herein to be paid pursuant to this Agreement shall be placed into escrow by Parent for release contingent upon certain events and conditions;

WHEREAS, as a condition and further inducement to Parent to enter into this Agreement, contemporaneously with the consummation of the transactions contemplated hereby, the Chief Executive Officer of the Company will enter into an employment agreement with Parent, Parent’s Chief Financial Officer will enter into an amended and restated employment agreement with Parent and certain employees and stockholders of the Company will enter into non-competition agreements with Parent and Purchaser, to be effective upon the Closing Date (as defined below);

WHEREAS, the Company and Orion Corporation, a company incorporated under the laws of Finland (“Orion”), shall have entered into the Orion License Agreement (as defined below) and the Orion Side Letter (as defined below) prior to the consummation of the transactions contemplated hereby; and

WHEREAS, the Parties intend the transactions contemplated by this Agreement to be treated as a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements contained herein, and, intending to be legally bound hereby, Parent, Purchaser, the Company, and the Company Stockholders agree as follows:

ARTICLE I

DEFINITIONS

       1.1 Definitions.  When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.1, or in the applicable Section of this Agreement to which reference is made in this Section 1.1.

           “Acceptance for Review” means with respect to an NDA for the Product, receipt by Parent or Purchaser of written notice from the FDA that Parent or Purchaser’s NDA seeking Approval for the Product has been deemed acceptable for filing and filed by the FDA pursuant to 21 C.F.R. 314.101, or any successor regulation.

     “Adverse Claim” means, any claim, condition, covenant, demand, purchase right, lien, security interest, pledge, community property interest, equitable interest, option, hypothecation, right of first refusal or charge or other right, restriction or encumbrance of any kind, including any restriction on use, transfer, receipt of income or any other attribute of ownership, other than those created in favor of Purchaser under this Agreement or the other documents contemplated hereby.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under common control with such specified Person.

“Approval” means any and all approvals, licenses, registrations or authorizations of any Regulatory Authority  necessary to market, sell, and use the Product in the United States, including without limitation, (a) pricing or reimbursement approval, (b) pre- and post-approval marketing authorizations (including without limitation any prerequisite manufacturing approval or authorization related thereto), (c) labeling approval and (d) technical, medical and scientific licenses necessary for commercial distribution, sale or marketing of the Product.

“Authorization” means any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Entity or pursuant to any Law.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York City, New York, are authorized or required by Law to close.

“Certificate of Designation” means the Certificate of Designation of Preferences, Rights and Limitations of Parent Series E Preferred Stock, to be filed with the Secretary of State of the State of Delaware.

“Charter Documents” means, with respect to any entity, the certificate of incorporation, the articles of incorporation, bylaws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement or other similar organizational documents of such entity (in each case, as amended).

“Company Common Stock” means shares of common stock of the Company, par value $0.01 per share.

“Contract” means any agreement, contract, license, lease, commitment, arrangement or understanding, written or oral, including any sales order and purchase order.

“Copyrights” means all copyrightable works of authorship (whether published or unpublished), all registered or unregistered copyrights, all copyright registrations, applications for registration and renewals and all rights corresponding to the foregoing throughout the world, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

     “Corporate Transaction” means (a) any consolidation or merger of Parent with or into any other corporation or other entity or person, or any other corporate reorganization, in which the capital stock of Parent immediately prior to such consolidation, merger or reorganization, represents less than fifty percent (50%) of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (b) any transaction or series of related transactions to which Parent is a party in which in excess of fifty percent (50%) of Parent’s voting power is transferred; provided that a Corporate Transaction event shall not include (i) any consolidation or merger effected exclusively to change the domicile of Parent, or (ii) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by Parent or any successor or indebtedness of Parent is cancelled or converted or a combination thereof; or (c) sale, lease, exclusive license or other disposition of all or substantially all of the assets of Parent.

“Database Lock” means the date upon which the final database lock has occurred following completion of the last patient dosing with respect to the Phase III Clinical Trial.

“DCRI Agreement” means that certain Letter of Intent by and between the Company and Duke Clinical Research Institute, dated as of July 13, 2011 as extended on October 26, 2011.

“FDA” means the United States Food and Drug Administration, or any successor to its responsibilities with respect to pharmaceutical products.

“Field” means the use of the Product for any and all therapeutic, diagnostic, preventative, disease management and other uses in humans.

“Financial Statements” means (i) the audited financial statements of the Company as of and for the period from inception to December 31, 2011; (ii) the audited financial statements of the Company as of and for the period from inception to December 31, 2012; (iii) the audited financial statements of the Company as of and for the year ended December 31, 2012; and (iv) the unaudited interim financial statements of the Company as of September 30, 2013; provided that such financial statements shall have been prepared in accordance with GAAP, throughout the periods involved and fairly present the financial condition of the Company as of their respective dates and the results of operations and cash flows of the Company for the periods indicated, except that the unaudited interim financial statements shall not reflect year-end adjustments which, in any event, will not be material, nor shall they contain the materials and disclosures to be found in notes to financial statements prepared in accordance with GAAP.

 “Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state, local or municipal government, foreign, international, multinational or other government, including any department, commission, board, agency, bureau, subdivision, instrumentality, official or other regulatory, administrative or judicial authority thereof, and any non-governmental regulatory body to the extent that the rules and regulations or orders of such body have the force of Law.

“Governmental Program” means any health care reimbursement or other health care programs of a Governmental Entity, including “Federal health care programs” as defined in 42 U.S.C. § 1320a-7b(f), Medicare and Medicaid programs under Titles XVIII and XIX of the Social Security Act, the Medicaid Waiver Program and the TRICARE Program.

 “Health Care Legal Requirement” means, with respect to the Business, (a) the Federal Health Care Program Anti-Kickback Statute (42 U.S.C. 1320a- 7b(b)), (b) the False Claims Act of 1863 (31 U.S.C. 3729 et seq.), (c) criminal false claims statutes under 18 U.S.C. §§ 287 and 1001, (d) the anti-fraud and related provisions of the Health Insurance Portability and Accountability Act of 1996 (e.g., 18 U.S.C. §§ 1035 and 1347), (e) applicable state anti-kickback laws and (f) applicable federal and state Law pertaining to the confidentiality, privacy and security of protected health information.

“Initiation” means, in the Phase III Clinical Trial, the date upon which a cumulative total of fifty (50) human patients have received the first dose of the Product in such clinical trial.

“Intellectual Property” means any or all rights in any country of the world in and to intellectual property, including Patents, Trade Secrets, Copyrights, Trademarks and domain names.

“Knowledge” of the Company or any similar phrase means, with respect to any fact or matter, the actual knowledge of the directors and executive officers of the Company and any other employee of the Company with a title of executive officer or above, together with such knowledge that such directors, executive officers and other employees could be expected to discover after due investigation concerning the existence of the fact or matter in question.

“Law” means any statute, law (including common law), constitution, treaty, ordinance, code, order, decree, judgment, rule, regulation and any other binding requirement or determination of any Governmental Entity.

“Liens” means any liens, claims, charges, security interests, mortgages, pledges, easements, conditional sale or other title retention agreements, defects in title, covenants or other restrictions of any kind, including any restrictions on the use, voting, transfer or other attributes of ownership.

“Levosimendan” means (-)(R)-[[4-(1,4,5,6-tetrahydro-4-methyl-6-oxo-3-pyridazinyl)phenyl]-hydrazono]propanedinitrile.

“LCOS” means low cardiac output syndrome.

“Market Capitalization” means, on any date, the product of the Market Price of a share of Purchaser Common Stock on such date and the number of shares of Purchaser Common Stock outstanding on such date.

“Market Price” means, on any date, the closing price of one share of Purchaser Common Stock on NASDAQ, or its primary exchange.

“Milestone Transactions” means (a) the conversion of Parent Series E Preferred Stock issued to Company Stockholders into Parent Common Stock, as set forth in Section 2.5(a) and (b) the vesting of the Converted Common Shares, as set forth in Section 2.5(b).

“NASDAQ” means The NASDAQ Stock Market, LLC.

“NDA” means a New Drug Application filed with the FDA seeking approval to market, sell, and use the Product in the Field in the United States. References herein to an NDA shall include, to the extent applicable, any comparable filing(s) in Canada.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision entered, issued or rendered by any Governmental Entity.

“Orion License” means that certain License Agreement by and between the Company and Orion, dated as of September 20, 2013, pursuant to which, among other things, Orion grants the Company an exclusive, sublicenseable right under Orion’s patent and proprietary information to develop and commercialize pharmaceutical products containing Levosimendan in the United States and Canada.

“Orion Side Letter” means that certain letter agreement by and between the Company and Orion, dated as of October 15, 2013, pursuant to which, among other things, Orion waives the right to terminate the Orion License in the event of an assignment of the Orion License to Purchaser.

“Parent Capital Stock” means shares of Parent Common Stock and Parent Series E Preferred Stock.

“Parent Common Stock” means shares of the common stock of Parent, par value $0.0001 per share.

“Parent Preferred Stock” means shares of preferred stock of Parent, par value $0.0001 per share.

“Parent Series E Preferred Stock” means shares Series E convertible preferred stock of Parent, par value $0.0001 per share, convertible to shares of Parent Common Stock as set forth in the Certificate of Designation.

“Patent” means all letters patent, patent applications, provisional patents, design patents, PCT filings, invention disclosures and other rights to inventions or designs including all reissues, divisions, re-examinations, revisions, renewals, extensions, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.

“Permits” means all licenses, permits, authorizations, consents, approvals, orders, filings or registrations with any court or administrative or Governmental Entity or Regulatory Authority.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity or any other entity or body.

“Pharmaceutical Partnership” means any strategic license, collaboration or partnership with a third party for the development or commercialization of a pharmaceutical product.

“Phase III Clinical Trial” means that certain double-blind clinical trial conducted in accordance with that certain Levosimedan Clinical Protocol for Phase 3, dated as of July 2, 2012, as amended July 5, 2012, and as further amended April 24, 2013, as in effect on the Closing Date, as approved under the special protocol assessment by the United States Food and Drug Administration on June 10, 2013.

“Product” the pharmaceutical product containing Levosimendan as an active pharmaceutical ingredient and intended for human use or administration in a hospital or critical care setting (i.e., 2.5 mg/ml concentrate for solution for infusion / 5ml vial).

“Product Registration Materials” means (a) any investigational new drug application, new drug application, or similar regulatory application or registration of the Company for the Product that has been or may be submitted to or approved by the FDA or foreign counterparts (the “Product Registrations”), and (b) any books, records, files, meeting minutes, correspondence and papers related to the preparation or submission of the foregoing.

“Qualified Financing” means (a) an equity financing, in a single transaction or a series of related transactions, resulting in cumulative gross proceeds actually received by Parent of at least $20,000,000 and/or (b) a Pharmaceutical Partnership for any of Parent’s products, resulting in cumulative gross proceeds actually received by Parent of at least $20,000,000.  For clarity, a transaction shall not be deemed a Qualified Financing unless and until such time as the requisite cumulative gross proceeds are actually received by Parent (e.g., a Pharmaceutical Partnership with $10,000,000 in upfront gross proceeds and $30,000,000 in milestone payments shall not be deemed a Qualified Financing until such time as the upfront gross proceeds actually received by Parent plus additional payments actually received by Parent upon achievement of the relevant milestones equals at least $20,000,000).

“Regulatory Authority” means any instrumentality, subdivision, court, administrative agency, commission, official or other authority of the United States or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Required Stockholder Vote” means the affirmative vote of the holders of a majority of the then outstanding Company Common Stock voting as a single class by written consent in lieu of a meeting of the stockholders of the Company.

“Subsidiary” or “Subsidiaries” means, with respect to any Party, any Person, of which (a) such Party or any Subsidiary of such Party is a general partner (excluding partnerships, the general partnership interests of which held by such Party or any Subsidiary of such Party do not have a majority of the voting interest in such partnership) or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such Person is directly or indirectly owned or controlled by such Party and/or by any one or more of its Subsidiaries.

“Tax” or “Taxes” means any and all federal, state, local or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, workers' compensation, capital, premium and other taxes, assessments, customs, duties, fees, levies or other governmental charges of any nature whatever, whether disputed or not, together with any interest, penalties, additions to tax or additional amounts with respect thereto.

“Tax Returns” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Trade Secrets” means all rights in trade secrets under applicable Law, including all rights in know-how, developments, inventions, processes, ideas, data or other confidential information that provide any Person with advantages over competitors (including related papers, invention disclosures, research data and results, flowcharts, diagrams, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture, processing techniques, data processing software, compilations of information, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals).

“Trademarks” means any and all trademarks, service marks, trade dress, trade names and other proprietary indicia, together with all adaptations, derivations and combinations thereof (whether or not registered), all registrations or applications to register the foregoing and all goodwill associated with any of the foregoing.

                 “$” means United States dollars.

  1.2 Other Defined Terms.  The following terms have the meanings assigned to such terms in the Sections of the Agreement set forth below:

Defined Term	Section

Acceleration Milestones	2.5(b)(i)

Acceleration Milestone Period	2.5(b)(i)

Action	3.13

Agreement	Preface

Allocation Certificate	8.2(d)

Assignment and Assumption Agreement	8.2(p)

Assumed Liabilities	2.2

Business	Recitals

Closing	2.6

Closing Date	2.6

Code	Recitals

Common Stock Consideration	2.4(a)

Company	Preface

Company Disclosure Schedule	ARTICLE III

Company Owned Intellectual Property	3.11(a)

Company Plans	3.17(a)

Company Shares	3.2(a)

Company Stockholders	Preface

Confidentiality Agreement	7.8

Consideration	2.4(b)

Converted Common Shares	2.5(a)

DGCL	5.8

Employment Agreement	5.2

Escrow Agent	9.2(a)

Escrow Agreement	2.7

Escrow Amount	2.7

Escrow Fund	9.2(a)

Exchange Act	4.4(b)

Excluded Assets	2.1

GAAP	4.5(b)

General Assignment and Bill of Sale	8.2(o)

In-Bound Licenses	3.11(c)

Indemnified Party or Indemnified Parties	9.2(b)

Key Employees	6.1

Liabilities	3.6

Licensed Intellectual Property	3.11(c)

Loss or Losses	9.2(b)

MEWA	3.17(a)

Noncompetition Agreements	5.3

Offer Letter	6.1

Officer’s Certificate	9.2(c)

Option Plan Amendment	6.2

Orion	Recitals

Party or Parties	Preface

Parent	Preface

Parent Advisors	5.5

Parent Option Plan	6.2

Parent SEC Reports	4.5(a)

Parent Stockholder Approval	6.3(a)

Parent Stockholders’ Meeting	6.3(a)

Preferred Stock Consideration	2.4(b)

Preliminary Proxy Statement	6.3(b)

Proxy Statement	6.3(b)

Purchased Assets	2.1

Purchaser	Preface

Regulation D	5.1

Required Consents	8.2(k)

Retained Liabilities	2.3

Schedule of Assets and Liabilities	3.5(a)

Schedule of Assets and Liabilities Date	3.5(a)

SEC	4.5(a)

Securities Act	4.5(a)

Series A Convertible Preferred Stock	4.2

Series B-1 Convertible Preferred Stock	4.2

Series B-2 Convertible Preferred Stock	4.2

Series C Convertible Preferred Stock	4.2

Series D Convertible Preferred Stock	4.2

Stockholder Representative	9.2(e)

Survival Period	9.1

Threshold Amount	9.2(c)

Transaction Expenses	7.4

Transferred Approvals	2.1(b)(v)

Transferred Contracts	2.1(b)(ii)

Transitioned Employees	6.4

VEBA	3.17(a)

ARTICLE II

PURCHASE AND SALE OF ASSETS

   2.1 Purchase and Sale of Assets.  Subject to the terms and conditions of this Agreement, at the Closing, the Company shall transfer, sell, convey, assign and deliver to Purchaser, free and clear of all Adverse Claims, and Purchaser shall purchase from Seller, all right, title and interest in and to, as of the Closing, all assets, properties and rights of Seller comprising the Business, wherever located, set forth in Section 2.1(b) (collectively, the “Purchased Assets”); provided, however, that, notwithstanding anything to the contrary herein, Purchaser shall not purchase from Seller any assets, properties and rights that are not included among the Purchased Assets (collectively, the “Excluded Assets”).

(a) Excluded Assets.  The Excluded Assets shall include, without limitation, the following:

          (i) any rights of Seller and the Company Stockholders under this Agreement (including any proceeds of this Agreement);

          (ii) the Company’s prepaid items and deposits arising out of or relating to the ownership or operation of the Business by the Company prior to the Closing Date;

          (iii) the Company’s income Tax Returns;

          (iv) the Company’s corporate and company minute books and stock ownership record books;

          (v) the Company’s claims for refund of Taxes and other governmental charges of whatever nature;

          (vi) the Company’s bank accounts including all funds, monies or assets of any kind contained within; and

          (vii) any rights, claims or credits of the Company or any of its Affiliates relating to any Excluded Asset or any Retained Liability, including any such items arising under insurance policies and all guarantees, warranties, indemnities and similar rights in favor of the Company or any of its Affiliates relating to any Excluded Asset or any Excluded Liability.

(b) Purchased Assets.  The Purchased Assets shall consist of the following:

          (i) the Orion License;

          (ii) the Orion Side Letter (together with the Orion License, the “Transferred Contracts”);

          (iii) the right to enforce any agreement (whether or not assigned to Purchaser) to require the counterparty or counterparties to maintain the confidentiality of any information relating to the Product, including the right to enjoin, restrain, recover damages from or obtain specific performance against such counterparty or counterparties;

          (iv) the Company Owned Intellectual Property;

          (v) all Product Registration Materials, including the Product Registration Materials set forth on Schedule 2.1(b)(v) (the “Transferred Approvals”); and

          (vi) all books, records, files, meeting minutes, correspondence and papers that contain information relating, directly or indirectly, to the Business; and

          (vii) all goodwill, if any, relating to the foregoing.

    2.2  Assumed Liabilities.  At the Closing, Purchaser shall assume and Purchaser shall agree to discharge all Liabilities of the Company (other than the Retained Liabilities), including without limitation (collectively, the “Assumed Liabilities”):

(a) any trade account payable for or with respect to either the Transaction Expenses of the Company or the DCRI Agreement that remain unpaid as of the Closing;

(b) the accounts payable of the Company outstanding as of the Closing and set forth on the Financial Statements; and

(c) any Liability arising after the Closing related to the Transferred Contracts and the Transferred Approvals (other than any Liability arising under such assets arising out of or relating to a breach that occurred prior to the Closing).

       2.3  Retained Liabilities.  The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by the Company. “Retained Liabilities” shall mean the following Liabilities of the Company:

(a) any Liability for Taxes, including (i) any Taxes arising as a result of operation of the Company’s businesses or ownership of the Purchased Assets prior to the Closing, (ii) any Taxes that will arise as a result of the sale of the Purchased Assets pursuant to this Agreement and (iii) any deferred Taxes of any nature;

(b) any Liability pertaining to or in respect of warrants, options or other securities of any of the Company Stockholders;

(c) any Liability under any Company Plans (as defined in Section 3.17(a) below) or relating to payroll, vacation, paid time off, sick leave, workers’ compensation, bonuses, unemployment benefits, pension benefits, employee stock option or profit-sharing plans, health care plans or benefits or any other employee plans or benefits of any kind for any of the Company’s employees or former employees or both;

(d) any Liability to indemnify, reimburse or advance amounts to any officer, director, employee or agent of the Company (other than the Transaction Expenses);

(e) any Liability to distribute to any of the Company Stockholders or otherwise apply all or any part of the consideration received hereunder;

(f) any Liability arising out of any Action pending as of the Closing; and

(g) any Liability to fund any checks and drafts of the Company drawn on or prior to the Closing Date or any shortfall with respect to the satisfaction thereof.

2.4  Consideration.  Subject to Section 2.7, the aggregate consideration for the Purchased Assets is:

(a) A number of shares of Parent Common Stock equal to fifteen percent (15%) of the number of shares of Parent Common Stock issued and outstanding as of immediately prior to the Closing (“Common Stock Consideration”); and

(b) A number of shares of Parent Series E Preferred Stock determined in accordance with the following formula:

      E  = ( ( 0.40  *  ( OS + UN ) ) – CSC ) ÷ 100

For purposes of the foregoing formula, the following definitions shall apply:

    (1)              “E” shall mean the number of shares of Parent Series E Preferred Stock to be issued (“Preferred Stock Consideration” and, together with Common Stock Consideration, the “Consideration”); provided that the Preferred Stock Consideration, to the extent not a multiple of four (4), shall be rounded up to the nearest whole number that is a multiple of four (4);

                (2)              “OS” shall mean the number of shares of Parent Common Stock issued and outstanding as of immediately prior to the Closing;

                            (3)              “UN” shall mean the aggregate number of shares of Parent Common Stock that would be issued upon full conversion of each of the following as of immediately prior to the Closing (without giving effect to any provision contained therein requiring any dividend or make-whole payment upon conversion, and without regard to any beneficial ownership limitations on conversion contained therein): (1) all issued and outstanding shares of the Series C 8% convertible preferred stock of Parent, par value $0.0001 per share, (2) all issued and outstanding shares of the Series D 8% convertible preferred stock of Parent, par value $0.0001 per share, and (3) all issued and outstanding convertible promissory notes of Parent; and

                            (4)              “CSC” shall mean the number of shares of Common Stock Consideration.

(c) At the Closing, Purchaser shall pay all the Consideration, subject to Section 2.7, to the Company Stockholders in accordance with the Allocation Certificate.

             2.5  Conversion of Parent Series E Preferred Stock; Vesting of Converted Common Shares.

(a) Subject to Section 2.5(b), each share of Parent Series E Preferred Stock issued to Company Stockholders pursuant to Section 2.4(b) shall automatically convert to shares of Parent Common Stock (the “Converted Common Shares”) upon the Parent Stockholder Approval, as set forth in Section 6.3(a).

(b) The Converted Common Shares shall be subject to vesting according to the following vesting schedule:

Performance Milestones	Percentage of Converted Common Shares Vested

Obtaining Parent Stockholder Approval	10.5% Converted Common Shares

(i) Initiation of the Phase III Clinical Trial or (ii) Parent attaining a Market Capitalization of at least $50,000,000	17.9% Converted Common Shares

(ii) Database Lock with respect to the Phase III Clinical Trial or (ii) Parent attaining a Market Capitalization of at least $100,000,000	17.9% Converted Common Shares

Acceptance For Review of an NDA for the Product for LCOS	17.9% Converted Common Shares

Approval of the Product for LCOS	17.9% Converted Common Shares

Completion of a Pharmaceutical Partnership for any of Parent’s products, resulting in cumulative gross proceeds actually received by Parent of at least $10,000,000	17.9% Converted Common Shares

(i) All unvested Converted Common Shares shall vest upon the earlier to occur of (A) the consummation of a Corporate Transaction or (B) the consummation of a Qualified Financing (each, an “Acceleration Milestone”); provided, in each case that such consummation must occur during the period ending twenty four (24) months after the Closing Date (“Acceleration Milestone Period”).  Upon expiration of the Acceleration Milestone Period without the consummation of either of the Acceleration Milestones, all obligations under this Section 2.5(b)(i) shall cease to be in effect, and this Section 2.5(b)(i) shall have no further force or effect.   For purposes of clarity, subject to Section 2.5(b)(iii), upon the expiration of the Acceleration Milestone Period, the Converted Common Shares shall continue to be subject to vesting in accordance with the vesting schedule set forth in the table above.

(ii) The vesting of Converted Common Shares shall be cumulative and pro rata as to the percentage of total Converted Common Shares held by each Company Stockholder, but shall not exceed 100% of the Converted Common Shares.  If the foregoing schedule would produce fractional Converted Common Shares, the number of Converted Common Shares that vest shall be rounded down to the nearest whole Converted Common Share.

(iii) If any Converted Common Shares remain unvested on the fifth anniversary of the Closing Date, all such unvested Converted Common Shares shall be immediately forfeited as of such fifth anniversary.

(iv) All determinations with respect to the vesting of unvested Converted Common Shares pursuant to Section 2.5(b) shall be made in the exercise of reasonable business judgment by a majority of the disinterested members of Parent’s board of directors.  In the event of any dispute between the Company or the Company Stockholders, on the one hand, and Parent or Purchaser, on the other hand, related to such vesting determinations, any such dispute shall be resolved pursuant to the dispute resolution provisions of Section 11.5.

2.6 Closing.  The purchase and sale of the Purchased Assets and the consummation of the other transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m., at the offices of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., 150 Fayetteville Street, Raleigh, North Carolina 27601, on a date to be mutually agreed to by the Parties which shall be no later than two (2) Business Days after satisfaction (or waiver as provided herein) of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature will be satisfied at the Closing), unless another time, date and/or place is agreed to in writing by the Parties hereto.  The date upon which the Closing occurs is herein referred to as the “Closing Date.”

2.7 Issuances into Escrow.  When making the issuances required by Section 2.4 above, and notwithstanding any provision in this Agreement to the contrary, Parent shall withhold from the Company Stockholders (on a pro rata basis according to their respective interests therein) and deliver to the Escrow Agent (as defined in the Escrow Agreement referred to below) shares representing 15% of the Consideration, all of which shall be in the form of Preferred Stock Consideration, payable pursuant to Section 2.4(b) above (the “Escrow Amount”), to be held and distributed by the Escrow Agent pursuant to the terms of Section 9.2 of this Agreement and the escrow agreement to be entered into in a form to be mutually agreed by Parent, Purchaser, the Company and the Escrow Agent (the “Escrow Agreement”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE COMPANY STOCKHOLDERS

The Company and the Company Stockholders , jointly and severally, represent and warrant to Parent and Purchaser as of the date hereof and as of the Closing Date that the statements contained in this ARTICLE III are true and correct in all respects, except as set forth in the disclosure schedule dated and delivered as of the date hereof by the Company to Parent (the “Company Disclosure Schedule”), which is being concurrently delivered to Parent in connection herewith and is designated therein as being the Company Disclosure Schedule.  The Company Disclosure Schedule shall be arranged in paragraphs corresponding to each representation and warranty set forth in this ARTICLE III.  Each exception to a representation and warranty set forth in the Company Disclosure Schedule shall be deemed to qualify the specific representation and warranty which is referenced in the applicable paragraph of the Company Disclosure Schedule and no other representation or warranty.

           3.1 Organization and Good Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except for those jurisdictions where the failure to be so qualified and in good standing would not reasonably be expected to be material to the Company.

(b) The Company has complied with and is not in default under its Charter Documents.  The Company has made available to Parent the Company’s Charter Documents as in effect on the date of this Agreement and as of the Closing Date.

(c) The Company has no Subsidiaries and does not, directly or indirectly, own any securities or other interest in any corporation, partnership, joint venture or other business association or entity.  There are no obligations, contingent or otherwise, of the Company to provide funds to or make an investment (in the form of a loan, capital contribution or otherwise) in any entity.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 2,000 shares of Company Common Stock, of which 100 shares are issued and outstanding as of the date hereof, and (ii) 1,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of the date hereof.  All issued and outstanding shares of Company Common Stock (collectively, the “Company Shares”) have been duly authorized and validly issued, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws.

(b) Schedule 3.2(b) contains a true and complete list of the record holders of the Company Shares and sets forth the full name, current address and number and class of Company Shares owned by each.

(c) Except for the Company Shares outstanding as of the date hereof, the Company does not have outstanding securities of any kind.  The Company is not a party to any Contract obligating the Company, directly or indirectly, to issue additional securities and, to the Company’s Knowledge, there is no circumstance or condition that may give rise to a claim by any Person that such Person is entitled to acquire any securities of the Company.

(d) None of the Company Shares were issued or have been transferred in violation of, or are subject to, any preemptive rights, rights of first offer or subscription agreements.  The Company is not a party to any stockholder agreements, voting agreements, voting trusts or any such other similar arrangements with respect to the transfer, voting or other rights associated with its securities, and there are no such agreements to which the Company is not a party.

(e) The Company has not repurchased or otherwise reacquired any of its securities.  There are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any of its securities.  There are no declared or accrued unpaid dividends with respect to any of the Company’s securities.  The Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation, or similar rights.  The Company does not have outstanding any bonds, debentures, notes or other obligations or debt securities the holders of which have the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matter.

        3.3 Authority and Enforceability.

(a) The Company has all necessary corporate power and authority to enter into this Agreement, and, subject to obtaining the Required Stockholder Vote, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by the Company and the Company Stockholders of this Agreement and the consummation by the Company and the Company Stockholders of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and the Company Stockholders.  This Agreement has been duly executed and delivered by the Company and the Company Stockholders and, assuming due authorization, execution and delivery by Parent and Purchaser, constitutes the valid and binding obligation of the Company and the Company Stockholders enforceable against the Company and the Company Stockholders in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (ii) the availability of injunctive relief and other equitable remedies.  The Required Stockholder Vote is the only stockholder vote required to adopt this Agreement and approve the transactions contemplated hereby.

(b) The board of directors of the Company has, by the unanimous vote of all directors in office, (i) duly approved this Agreement and the transactions contemplated hereby, (ii) determined that the sale of the Purchased Assets is advisable and in the best interests of the Company Stockholders and (iii) recommended that the Company Stockholders adopt this Agreement and directed that this Agreement be submitted to the Company Stockholders for adoption.

3.4 No Conflict; Authorizations.

(a) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby (in each case, with or without the giving of notice or lapse of time, or both) will not, directly or indirectly, (i) violate the provisions of the Company’s Charter Documents, (ii) violate or conflict with, or constitute a default, an event of default or an event creating rights of acceleration, termination, cancellation, imposition of additional obligations or loss of rights, or require a consent to assignment, under any Contract (A) to which the Company is a party, (B) of which the Company is a beneficiary or (C) by which the Company or any of its assets is bound, (iii) assuming compliance by the Company with the matters referred to in Section 3.4(a), violate or conflict with any Law, Authorization or Order applicable to the Company, or give any Governmental Entity or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy, obtain any relief under or revoke or otherwise modify any rights held under, any such Law, Authorization or Order, or (iv) result in the creation of any Liens upon any of the assets owned or used by the Company, except for any such violations, conflicts, defaults and events referred to in clause (ii) and for any such violations, conflicts, challenges, remedies, relief, revocations, modifications or Liens referred to in clauses (iii) and (iv) that would not reasonably be expected to be material to the Company.

(b) No Authorization or Order of, registration, declaration or filing with, or notice to any Governmental Entity or other Person, is required to be made, obtained, performed or given to or with respect to the Company in connection with the execution and delivery of this Agreement and the consummation of the sale of the Purchased Assets.

3.5 Financial Statements; Liabilities; Title to Assets.

(a) The Company has provided Parent with an accounting of all of the Assets and Liabilities of the Company (the “Schedule of Assets and Liabilities”).  The information set forth in the Schedule of Assets and Liabilities is true, complete and correct as of the date set forth on the Schedule of Assets and Liabilities (the “Schedule of Assets and Liabilities Date”).  The books of account and other financial records of the Company, all of which have been made available to Parent and Purchaser, are complete and correct in all material respects and represent actual, bona fide transactions and have been maintained in accordance with sound business practices.

(b) The Company has good and valid title to all properties and assets reflected in the Schedule of Assets and Liabilities, including, but not limited to the Purchased Assets, free and clear of all Liens.  The Company does not own any interest in any other Person.  The Company does not own any real property.  The Purchased Assets constitute all of the assets which are required to carry on the Business as presently conducted and without limiting the foregoing, none of the Excluded Assets are used in or needed for operation of the Business as presently conducted.

3.6 No Undisclosed Liabilities.  The Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except (a) those which are adequately reflected on the Schedule of Assets and Liabilities, and (b) those which have been incurred in the ordinary course of business and consistent with past practice since the date of the Schedule of Assets and Liabilities and which are not, individually or in the aggregate, material in amount.

                                3.7 Taxes.

(a) The Company has duly and timely filed all Tax Returns that it was required to file and will duly and timely file all Tax Returns it is required to file between the date hereof and the Closing Date.  Each such Tax Return correctly and completely reflects all liability for Taxes and all other information required to be reported thereon.  All Taxes owed by the Company (whether or not shown on any Tax Return) have been timely paid (or, if due between the date hereof and the Closing Date, will be duly and timely paid).  The Company has adequately provided for, in its books of account and related records, all liability for all unpaid Taxes, being current Taxes not yet due and payable.

(b) The Company has withheld and timely paid all Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(c) The Company has never had an interest in a “foreign business entity” as such term is defined in Section 6038 of the Code.

(d) The Company currently utilizes the accrual method of accounting for income Tax purposes, and such method of accounting has not changed in the past five (5) years.  The Company has not agreed to, and is not and will not be required to, make any adjustments under Section 481(a) of the Code as a result of a change in accounting methods.

(e) The Tax Returns of the Company have never been audited by any Governmental Entity or other regulatory authority nor is any such audit in process, pending or threatened.  No deficiencies have been asserted or are expected to be asserted with respect to Taxes of the Company, and the Company has never received notice nor expects to receive notice that it has not filed a Tax Return or paid Taxes required to be filed or paid by it.  The Company is not a party to any action or proceeding for assessment or collection of Taxes, and no such event has been asserted or threatened against the Company or any of the Company’s assets.  No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of the Company, and the Company has not agreed to any extension of time with respect to a Tax assessment or deficiency.  The Company currently is not the beneficiary of any extension of time within which to file a Tax Return.  No claim has ever been made by any Governmental Entity or other Regulatory Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(f) There are no Liens on the assets of the Company relating to or attributable to Taxes owing by the Company (other than Taxes not yet due and payable).

(g) To the Knowledge of the Company, there is no basis for the assertion of any claim relating or attributable to Taxes owing by the Company, which if adversely determined, would result in any Lien on the assets of the Company or otherwise reasonably be expected to have a material adverse effect on the Company.

(h) None of the Company’s assets is treated as “tax exempt use property” within the meaning of Section 168(h) of the Code.

(i) There are no Contracts, plans or arrangements, including, but not limited to, the provisions of this Agreement or the other transaction documents contemplated hereby, covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment of any amount (or portion thereof) that would not be deductible pursuant to Sections 280G, 404 or 162 of the Code.

(j) The Company is not and has never been a party to a Tax sharing, Tax indemnity or Tax allocation agreement, and the Company has never assumed the Tax liability of any other Person under any Contract.  The Company has never been a member of an Affiliated Group filing a consolidated federal income Tax Return, and the Company has no liability for the Taxes of any other Person (other than the Company) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(k) The Company’s tax basis in its assets for purposes of determining its amortization, depreciation and other federal income Tax deductions is accurately reflected on the Company’s Tax books and records.

(l) The Company has never been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii).

(m) The Company is not and has never been a party to any “listed transaction” as defined in Code § 6707A(c)(2) and Treasury Regulation § 1.6011-4(b)(2).

(n) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or before the Closing Date, (ii) closing agreement as described in Code § 7121 (or any corresponding provision of state, local or foreign law) executed on or before the Closing date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding provisions of state, local or foreign law), (iv) installment sale or open transaction disposition made on or before the Closing Date, or (v) prepaid amount received on or before the Closing Date.

3.8 Compliance with Law; Permits.

(a) The Company has complied in all material respects with each, and is not in violation in any material respect of, any applicable Law to which the Company or its business, operations, assets or properties is or has been subject.  No event has occurred and no circumstances exist that (with or without the passage of time or the giving of notice) may result in a violation of, conflict with or failure on the part of the Company to comply with, any Law, except for any such violations, conflicts or failures to comply that would not reasonably be expected to be material to the Company.  The Company has not received notice regarding any such violation of, conflict with, or failure to comply with, any Law.

(b) The Company has all Permits necessary to conduct and operate its business as currently conducted or for the ownership and use of the Purchased Assets.  Schedule 3.8 contains an accurate and complete list of all Permits used, or anticipated by the Company to be used, in the operation of the Business of the Company as currently conducted or the ownership and use of the Purchased Assets or otherwise held by the Company.  All of the Permits are in full force and effect, not subject to any current default or current right of cancellation, termination or revocation.

3.9 Authorizations.

(a) The Company owns, holds or lawfully uses in the operation of its business all Authorizations which are necessary for it to conduct its business as currently conducted or as proposed to be conducted or for the ownership and use of the assets owned or used by the Company in the conduct of its business free and clear of all Liens, except where the failure to own, hold, possess or lawfully use any such Authorizations would not reasonably be expected to be material to the Company.  Such Authorizations are valid and in full force and effect and none of such Authorizations will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement.

(b) No event has occurred and no circumstances exist that (with or without the passage of time or the giving of notice) may result in a violation of, conflict with, failure on the part of the Company to comply with the terms of, or the revocation, withdrawal, termination, cancellation, suspension or modification of any material Authorization.  The Company has not received notice regarding any violation of, conflict with, failure to comply with the terms of, or any revocation, withdrawal, termination, cancellation, suspension or modification of, any material Authorization.  The Company is not in default, nor has the Company received notice of any claim of default, with respect to any material Authorization.

(c) No Person other than the Company owns or has any proprietary, financial or other interest (direct or indirect) in any Authorization which the Company owns, possesses or uses in the operation of its business as now or proposed to be conducted.

3.10 Real Property.  The Company does not own, or have any interest (including any leasehold interest) in, any real property.

3.11 Intellectual Property.

(a) The Company has no ownership interests in any Patents or Trademarks.  All Trade Secrets and Copyrights owned by the Company and used by the Company in the Business (the “Company Owned Intellectual Property”) are solely and exclusively owned by the Company free and clear of all Liens.  Each item of Company Owned Intellectual Property will be owned by the Purchaser and available for use by the Purchaser immediately following the Closing on substantially similar terms and conditions as it was to the Company immediately prior to the Closing. All Company Owned Intellectual Property is in full force and effect and presumptively valid and enforceable.  No Action is pending that challenges the legality, validity, enforceability, use or ownership of any Company Owned Intellectual Property

(b) The Company Owned Intellectual Property, together with the rights granted to the Company under the Orion License and the Orion Side Letter, comprises all of the Intellectual Property sufficient for the continued conduct of the Company’s Business after the Closing in substantially the same manner as conducted by the Company prior to the Closing.

(c) Schedule 3.11(c) lists all licenses, sublicenses and other Contracts (“In-Bound Licenses”) pursuant to which a third party authorizes the Company to use, practice any rights under, or grant sublicenses with respect to, any Intellectual Property owned by such third party (all such Intellectual Property, the “Licensed Intellectual Property”), including the incorporation of any such Intellectual Property into the Company’s products and, with respect to each In-Bound License, whether the In-Bound License is exclusive or non-exclusive.

(d) The Company has not conducted any research or development activities with respect to any product other than the Product.

(e) The Company is not party to any Contract pursuant to which the Company has granted to any third party any rights with respect to any Company Owned Intellectual Property or Licensed Intellectual Property.

(f) To the Company’s Knowledge: (i) the Company’s conduct of the Business, (ii) the Product, (iii) the Company Owned Intellectual Property, or (iv) Licensed Intellectual Property has not in each case infringed, violated or misappropriated, and does not currently infringe, violate or misappropriate, any Intellectual Property of any third party.  The Company has not received any written charge, complaint, claim, demand, or notice, alleging any such infringement, violation or misappropriation (including any claim that the Company must license or refrain from using any Intellectual Property of any third party in connection with the conduct of the Business), and, to the Company’s Knowledge, there is no valid basis for such charge, complaint, claim, demand or notice.  To the Company’s Knowledge, no third party has interfered with, infringed upon, violated, or misappropriated any Company Owned Intellectual Property or Licensed Intellectual Property.

(g) To the Company’s Knowledge, none of the Patents within the Company Owned Intellectual Property or Licensed Intellectual Property has been or is the subject of (i) any pending Action with respect to inventorship challenges, interferences, reissues, reexaminations, invalidation, opposition, cancellation or abandonment or any order, decree or other restriction of any Governmental Entity or other agreement restricting (A) the use thereof in connection with the Product or (B) the assignment thereof by the Company, or (ii) to the Company’s Knowledge, any threatened such Action.  The Company has not granted to any third party or Affiliate any rights to prepare, file, prosecute, maintain or enforce, or defend invalidity claims with respect to, any Patents within the Company Owned Intellectual Property or Licensed Intellectual Property.  The Company has taken commercially reasonable steps to protect the confidentiality of the Trade Secrets within the Company Owned Intellectual Property or Licensed Intellectual Property.

3.12 Contracts.

(a) Except for the Transferred Contracts, the Company is not a party to, nor the assets of the Company bound, by any Contract which is material to the Business or operations of the Company.  The Company has made available to Purchaser a complete and accurate copy of each Transferred Contract, in each case as amended through the date hereof.

(b) Each Transferred Contract is in full force and effect and valid and enforceable in accordance with its terms, and immediately following the Closing will remain in full force and effect and valid and enforceable in accordance with its terms.

(c) Neither the Company nor, to the Company’s Knowledge, any other party to any Transferred Contract is in material breach or material violation of, or material default under, or has repudiated any material provision of, any Transferred Contract, or has any basis upon which it could validly terminate any Transferred Contract.

(d) Except as set forth on Schedule 3.12(d),  none of the Purchased Assets is subject to, and in connection with the Business or the Purchased Assets the Company is not bound by or a party to, any of the following agreements, commitments or arrangements:

(i) any joint venture, partnership, limited liability company or other similar agreements or arrangements;

(ii) any agreement that (A) limits the freedom to compete in any line of business with any Person in any area or that would, or would reasonably be expected to, limit the freedom of Purchaser or its Affiliates or the Business or Purchased Assets to compete in any line of business after the Closing or (B) contains exclusivity obligations or restrictions binding on such Persons or the Business that would, or would reasonably be expected to, be binding on Purchaser or its Affiliates or the Business or Purchased Assets after the Closing;

(iii) any agreement or series of related agreements with any supplier of active pharmaceutical ingredient, finished product, materials, supplies, goods, services, equipment or other assets relating to the Business;

(iv) any sales, distribution, agency or other similar agreement providing for the sale of materials, supplies, goods, services, equipment or other assets relating to the Business;

(v) any agreements to conduct research or further development of the Product, including clinical trial agreements, sponsored research agreements, development agreements, material transfer agreements and similar agreements; or

(vi) any other material Contract exclusively relating to the Purchased Assets or the Business.

3.13 Litigation.  There is no action, suit or proceeding, claim, arbitration, litigation or investigation (each, an “Action”) pending or, to the Company’s Knowledge, threatened (a) against or affecting the Company or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  No event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.  There is no unsatisfied judgment, penalty or award against or affecting the Company or any of its properties or assets.  There is no Order to which the Company or any of its properties or assets are subject.

3.14 Brokers or Finders.  There is no investment banker, broker, finder, financial advisor or other intermediary which has been retained by or is authorized to act on behalf of the Company or the Company Stockholders who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.  No claim exists or will exist against the Company or, based on any action by the Company, against Parent or Purchasers for payment of any “topping,” “break-up” or “bust-up” fee or any similar compensation or payment arrangement as a result of the transactions contemplated hereby.

3.15 Absence of Material Adverse Changes.  Since the Schedule of Assets and Liabilities Date, the Company has conducted its operations in the ordinary course of business consistent with past practice, and has paid its obligations as they have become due (subject to any applicable grace periods), and the Company has not undergone any changes that could reasonably be expected to have a material adverse effect on the Company.

3.16 Books and Records.  The books of account and other financial records of the Company, all of which have been made available to Parent, are complete and correct and represent actual, bona fide transactions and have been maintained in accordance with sound business practices.  The minute books of the Company, all of which have been made available to Parent, contain accurate and complete records of all meetings held of, and action taken by, the board of directors of the Company, and no meeting of the board of directors has been held for which minutes have not been prepared or are not contained in such minute books.

     3.17 Employee Benefits.

(a) Schedule 3.17(a) sets forth all pension, benefit, retirement, compensation, profit-sharing, deferred compensation, incentive, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by the Company for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Company or any spouse or dependent of such individual, or under which the Company has or may have any Liability, or with respect to which Parent, Purchaser or any of their Affiliates would reasonably be expected to have any Liability, contingent or otherwise (the “Company Plans”).  There are no other Plans under which the Company has any material liability, whether or not previously sponsored by the Company or any predecessor of the Company.  True and correct copies of all Company Plans have been made available to Parent.  The Company has never maintained, sponsored, contributed to, participated in or had any obligation to fund any of the following Plans or arrangements:  (i) an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code (e.g., defined benefit pension plans); (ii) a multiemployer plan as defined under Section 3(37) or 4001(a)(31) of ERISA or Section 414(f) of the Code; (iii) an employee benefit plan that provides medical or other welfare benefits to retirees except as required by ERISA, the Code or other applicable Law, including, but not limited to, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (iv) a multiple employer plan within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA; (v) a multiple employer welfare arrangement  (“MEWA”) within the meaning of Section 3(40)(A) of the Code; (vi) a voluntary employees beneficiary association (“VEBA”) within the meaning of Code Section 501(c)(9); or (vii) a qualified defined contribution or defined benefit plan (including without limitation any plan under Section 401(k) of the Code).

(b) Each of the Company Plans has been adopted and is, and at all times has been, operated in material compliance with its terms and all applicable Laws (including, where applicable, ERISA and the Code).  None of the Company Plans (nor any Plans in which Company employees participate) or any trusts relating thereto have engaged in any transaction in connection with which the Company or any fiduciaries of any Plans or related trusts is or could be subject either to a civil penalty or other liability under Sections 502(i), 406 or 409 of ERISA or a Tax imposed by Section 4975 of the Code, and no event has occurred and no condition exists with respect to any Plans that would be reasonably likely to subject the Company to any other Tax or penalty under the Code or civil penalty or other liability under ERISA or other Laws.

(c) The consummation of the transactions contemplated by this Agreement and the other transaction documents contemplated hereby will not (i) entitle any current or former employee, officer, director or independent contractor of the Company to severance pay, unemployment compensation or any other material payment, (ii) accelerate the time of payment or vesting, or increase the amount of payments or compensation due any such individual or (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

(d) No Company Plan or grant, award or right under such Company Plan is a nonqualified deferred compensation plan or arrangement within the meaning of Section 409A(d)(1) of the Code.

(e) The consummation of the transactions contemplated by this Agreement, either alone or in conjunction with any other events, will not result in “excess parachute payments” within the meaning of Code Section 280G.

3.18 Employees.

(a) Schedule 3.1 contains a complete and accurate list of the following information for each current employee, leased employee, temporary or staffing agency employee, independent contractor and consultant of the Company, including each employee on leave of absence or inactive status: name; job title; date of hiring or engagement (and date of commencement of employment, if different); immigration status; current base salary and target annual bonus, if applicable.  To the Company’s Knowledge, at all times while engaged by the Company, all independent contractors and consultants of the Company were independent contractors to, and not employees of, the Company for purposes of all applicable federal and state Laws relating to wages and hours, all applicable federal and state income tax withholding requirements, and any other Law or Order implicating the relationship between the Company and any independent contractor or consultant.

(b) To the Company’s Knowledge, no officer, director, agent, employee, consultant or contractor of the Company is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant or contractor (i) to engage in or continue or perform any conduct, activity, duty or practice relating to the business of the Company or (ii) to assign to the Company or to any other Person any rights to any invention, improvement or discovery developed while acting in any capacity for or on behalf of the Company.  No former or current employee of the Company is a party to, or is otherwise bound by, any Contract that in any way has materially adversely affected, affects or reasonably could be expected to materially affect the ability of the Company or Parent to conduct the business as heretofore carried on by the Company.

(c) There is no collective bargaining or similar agreement with any labor unions or associations representing employees of the Company.  To the Company’s Knowledge, there have been no claims of discrimination or harassment that have been made against the Company or a Company employee before a Governmental Entity or Regulatory Authority regarding actions or omissions of a Company employee during the course of his or her employment with the Company.

      3.19 Insurance.  Schedule 3.19 sets forth a complete and accurate list of all insurance policies carried by the Company and all insurance loss runs and workers’ compensation claims received for the past two (2) policy years.  The Company has delivered to Parent true, complete and correct copies of all current insurance policies, all of which are in full force and effect.  All premiums due and payable under all such policies have been paid, and the Company is otherwise in compliance with the terms of such policies.  There have been no written threatened terminations of, or written threatened material premium increases with respect to, any of such policies.

                             3.20 Disclosure.

(a) To the Company’s Knowledge, or Company Stockholder’s knowledge, as applicable, no representation or warranty or other statement made by the Company in this Agreement, any other transaction document contemplated hereby, the Company Disclosure Schedule, the Financial Statements or any other document or certificate delivered pursuant to the transactions contemplated by this Agreement contains any untrue statement or omits to state a material fact necessary to make such representation or warranty or other statement, in light of the circumstances in which it was made, not misleading.

(b) To the Company’s Knowledge, or Company Stockholder’s knowledge, as applicable, there does not now exist any event, condition or other matter, or any series of events, conditions or other matters, individually or in the aggregate, that materially adversely affects or could reasonably be expected to materially adversely affect the condition (financial or otherwise), results of operation, business, prospects, valuation, assets or liabilities of the Company, that has not been disclosed by the Company in this Agreement or on the Company Disclosure Schedule.

3.21 Health Care Compliance.  In each case, with respect to the Business:

(a) To the Company’s Knowledge, neither the Company nor any Company Stockholder is, nor has been, in violation of any Health Care Legal Requirement.

(b) Neither the Company nor any Company Stockholder: (i) has been convicted of or charged with any violation of any Health Care Legal Requirements related to any Governmental Program; (ii) has been convicted of any violation of Health Care Legal Requirements related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances; nor (iii) is excluded, suspended or debarred from participation, or otherwise ineligible to participate, in any Governmental Program.

3.22 Regulatory Compliance.  Except as set forth in Schedule 3.22,

(a) the Company has all Product Registrations required to conduct the Business as it has been conducted prior to Closing and each Product Registration is valid and in full force and effect and, to the Company’s Knowledge, no Governmental Entity is considering suspending, revoking, or materially adversely modifying such Product Registrations, or revoking the Product’s fast track designation;

(b) the Company has paid on a timely basis all fees that were due and payable prior to the date hereof with respect to the Product and each Product Registration;

(c) the Company has completed and filed all reports, documents, and notices required by any Governmental Entity related to the Product Registrations, and to the Company’s Knowledge, all such reports, documents, and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing);

(d) there has not been, nor, to the Company’s Knowledge, is there currently under consideration by the Company or any Governmental Entity, any seizure, withdrawal, recall or suspension of manufacture in respect of the Product, nor are there any pending or, to the Company’s Knowledge, threatened Actions or requests for information, voluntary or involuntary market withdrawals, field corrective actions, safety alerts or other regulatory enforcement actions related to the Product or its manufacture;

(e) except for ordinary course inquiries by Governmental Entities, no Governmental Entity has alleged or asserted material noncompliance by Seller with (a) any Law applicable to the Product, the Purchased Assets, or the Business or (b) with any Product Registration;

(f) as of the date hereof, there are no preclinical or clinical trials of, or related to, the Product, being conducted by the Company;

(g) the Company has made available to Purchaser copies of all material correspondence with FDA or other documents sent or received by the Company to or from FDA with respect to the Product and its manufacture;

(h) the Company has not withheld any information related to the Product or its manufacture, including any preclinical and clinical data, regulatory filings, regulatory communications, or other materials that would reasonably be expected to be material to Purchaser’s decision to enter into this Agreement;

(i) the Company has not received any written notice of the filing of any Abbreviated New Drug Application (ANDA) or 505(b)(2) application related to the Product; and

(j) neither the Company nor any of its Affiliates has made any post-marketing study commitments or other clinical trial commitments relating to a Transferred Approval to any Governmental Entity.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company that the statements contained in this ARTICLE IV are true and correct, except as set forth in Parent SEC Reports.

     4.1 Organization and Good Standing.  Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except for those jurisdictions where the failure to be so qualified and in good standing would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries taken as a whole.

      4.2 Capital Structure.  The authorized capital stock of Parent consists of (i) 400,000,000 shares of Parent Common Stock, and (ii) 10,000,000 shares of Parent Preferred Stock, of which (a) 1,500 shares have been designated as Series A Convertible Preferred Stock (“Series A Convertible Preferred Stock”), (b) 1,600 shares have been designated as Series B-1 Convertible Preferred Stock (“Series B-1 Convertible Preferred Stock”), (c) 500 shares have been designated as Series B-2 Convertible Preferred Stock (“Series B-2 Convertible Preferred Stock”), (d) 5,369 shares have been designated as Series C 8% Convertible Preferred Stock (“Series C Convertible Preferred Stock”) and (e) 4,600 shares have been designated as Series D 8% Convertible Preferred Stock (“Series D Convertible Preferred Stock”).  As of October 18, 2013, (i) 5,445,315 shares of Parent Common Stock were issued and outstanding, all of which have been duly authorized and validly issued, and are fully paid and nonassessable, (ii) 5,980,941 shares of Parent Common Stock were subject to future issuance pursuant to outstanding notes, options, warrants and rights, (iii) 194,797 shares of Parent Common Stock were reserved for future issuance pursuant to stock options remaining available for grant under Parent’s stock option plans; (iv) no shares of Series A Convertible Preferred Stock have been issued and no shares of  Series A Convertible Preferred Stock are outstanding; (v) 1,600 shares of Series B-1 Convertible Preferred Stock have been issued and no shares of  Series B-1 Convertible Preferred Stock are outstanding; (vi) 500 shares of Series B-2 Convertible Preferred Stock have been issued and no shares of  Series B-2 Convertible Preferred Stock are outstanding; (vii) 5,369 shares of Series C Convertible Preferred Stock have been issued and 1,370 shares of  Series C Convertible Preferred Stock are outstanding; and (viii) 4,600 shares of Series D Convertible Preferred Stock have been issued and 4,600 shares of  Series D Convertible Preferred Stock are outstanding.  The shares of Parent Capital Stock issuable pursuant to the transactions contemplated by this Agreement have been duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.  The authorized capital stock of Purchaser consists of 1,000 shares of common stock, par value $.0001 per share, 1,000 of which are issued and outstanding, and all of which shares are validly issued, fully paid, nonassessable and owned by Parent.

      4.3 Authority and Enforceability.  Each of Parent and Purchaser has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by Parent and Purchaser and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Purchaser.  This Agreement has been duly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery by the Company and the Company Stockholders, constitutes the valid and binding obligation of Parent and Purchaser, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (b) the availability of injunctive relief and other equitable remedies.

     4.4 No Conflicts; Authorizations.

(a) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance by Parent and Purchaser of their obligations hereunder and the consummation by Parent and Purchaser of the transactions contemplated hereby will not, (i) violate the provisions of any of the Charter Documents of Parent or Purchaser, (ii) violate any Contract to which Parent or Purchaser is a party (assuming receipt of the Required Consents), (iii) assuming compliance by Parent with the matters referred to Section 4.4(b), violate any Law applicable to Parent or Purchaser on the date hereof, or (iv) result in the creation of any Liens upon any of the assets owned or used by Parent or Purchaser, other than such violations referred to in clauses (i), (ii) and (iii) and such Liens referred to in clause (iv) which would not reasonably be expected, individually or in the aggregate, materially to impair or delay the ability of Parent or Purchaser to perform its obligations under this Agreement and consummate the transactions contemplated by this Agreement or to be material to Parent and its Subsidiaries taken as a whole.

(b) No Authorization or Order of, registration, declaration or filing with, or notice to any Governmental Entity is required by or with respect to Parent in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, except for (i) such filings as may be required under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the NASDAQ Stock Market, and (ii) such Authorizations, Orders, registrations, declarations, filings and notices the failure to obtain or make which would not reasonably be expected to materially impair the ability of Parent or Purchaser to perform its obligations under this Agreement and consummate the transactions contemplated by this Agreement or to be material to Parent and its Subsidiaries taken as a whole.

      4.5 SEC Filings; Financial Statements.

(a) Parent has made available to the Company all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2007 (collectively, the “Parent SEC Reports”).  The Parent SEC Reports (i) at the time they were filed complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including, in each case, any related notes) contained in the Parent SEC Reports complied as to form in all material respects with the applicable rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States, consistently applied (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC) and fairly presented, in all material respects, the consolidated financial position of Parent and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated (subject, in the case of the unaudited financial statements, to normal year-end recurring adjustments).

4.6 Interim Operations of Sub.  Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

4.7 Reorganization.  Parent has no current plan or intention to (a) reacquire any of the Parent Common Stock or Parent Series E Preferred Stock issued in the transactions contemplated by this Agreement or (b) sell or otherwise dispose of any of the Purchased Assets, except for dispositions made in the ordinary course of business or transfers described in Code Section 368(a)(2)(C).

ARTICLE V

COVENANTS OF THE COMPANY AND THE COMPANY STOCKHOLDERS

5.1 Sale of Shares Pursuant to Regulation D.  The Company and each of the Company Stockholders acknowledges that the offer and sale of shares of Parent Capital Stock to the Company Stockholders pursuant to the transaction contemplated by this Agreement is intended to be exempt from registration under Regulation D promulgated under the Securities Act (“Regulation D”) and such shares may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and applicable state securities Laws or pursuant to an exemption therefrom.  The certificates representing shares of Parent Capital Stock shall bear a legend to the effect described above and shall include such additional legends as necessary to comply with applicable federal and state securities Laws and other applicable restrictions.  Each of the Company Stockholders is an “accredited investor” as defined in Regulation D.  The Company acknowledges that Parent is relying on certain written representations by each Company Stockholder to determine whether the offer and sale of shares of Parent Capital Stock to the Company Stockholders pursuant to the transaction contemplated by this Agreement meets the conditions of Regulation D.  Each Company Stockholder shall deliver to Parent a Company Stockholder Letter Agreement in a form mutually agreed to by the Parties prior to Closing.

5.2 Employees.  The Company shall use its reasonable best efforts to cause the Company’s chief executive officer to execute an employment agreement in a form reasonably satisfactory to Parent (the “Employment Agreement”); provided that the Company is not authorized to make any commitment on behalf of Parent to the Company’s chief executive officer.

5.3 Noncompetition Agreements.  Each of the Company Stockholders shall execute a noncompetition agreement in a form reasonably satisfactory to Parent (the “Noncompetition Agreements”).

5.4 Company’s Auditors.  The Company will deliver the Financial Statements prior to the Closing.

5.5 Access and Investigation.  Between the date of this Agreement and the Closing Date, the Company will, and will cause its representatives to, (a) afford Parent and its representatives (the “Parent Advisors”) commercially reasonable access to the Company’s personnel, properties, Contracts, books and records, and other documents and data, (b) furnish Parent and the Parent Advisors with copies of all such Contracts, books and records, and other existing documents and data as Parent may reasonably request, and (c) furnish Parent and the Parent Advisors with such additional financial, operating, and other data and information as Parent may reasonably request.

5.6 Conduct of Business of the Company.  During the period between the date of this Agreement and the Closing Date, the Company agrees (except to the extent that Parent shall otherwise consent in advance in writing) to carry on its business in the ordinary course in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due (subject to any grace periods applicable to such debt or Taxes), and pay or perform other obligations when due (subject to any applicable grace periods) and, to the extent consistent with such business, to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses.  The Company shall promptly notify Parent of any event or occurrence or emergency not in the ordinary course of business, and any material event involving or adversely affecting the Company or its business.

Further, except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of Parent:

(a) enter into any commitment or transaction not in the ordinary course of business consistent with past practices or, in any event, which exceeds $10,000, individually;

(b) transfer to any Person any rights to the Company’s  Intellectual Property;

(c) enter into or amend any material Contract pursuant to which any rights of any type or scope with respect to the Product or any other products of the Company;

(d) except as otherwise contemplated by this Agreement, amend or otherwise modify (or agree to do so), or violate the terms of, any of the Contracts set forth or described in the Company Disclosure Schedule;

(e) commence any litigation or any dispute resolution process;

(f) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Shares, or split, combine or reclassify any of the Company Shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company Shares, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Shares (or options, warrants or other rights exercisable therefor);

(g) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of Company Shares or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares of Company Shares or other convertible securities, other than any issuances of Company Shares upon the exercise of outstanding options or warrants;

(h) cause or permit any amendments to the Company Charter or its bylaws;

(i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company;

(j) sell, lease, license, loan or otherwise dispose of any of the Purchased Assets;

(k) grant any severance or termination pay to any director, officer, employee or consultant, except payments made pursuant to standard written agreements outstanding on the date hereof and disclosed to Parent;

(l) except as otherwise contemplated by this Agreement or as required by Law and not including travel and business expenses incurred in the ordinary course of business in accordance with past practices (provided that such advances do not exceed an aggregate of $10,000), adopt or amend any employee benefit plan, program, policy or arrangement, or enter into any employment contract, extend any employment offer or loan, pay or agree to pay any special bonus or special remuneration to any director, employee or consultant, or increase the salaries or wage rates of its employees (except in each case for routine increases in the normal course of business or amendments previously approved prior to the Closing Date);

(m) make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(n) enter into any strategic alliance, joint development or joint marketing agreement;

(o) fail to pay or otherwise satisfy its monetary obligations in the ordinary course of business consistent with past practice, except such as are being contested in good faith;

(p) waive or commit to waive any rights with a value in excess of $10,000, in any one case;

(q) cancel, materially amend or renew any insurance policy;

(r) alter, or enter into any commitment to alter, its interest in any corporation, association, joint venture, partnership or business entity in which the Company directly or indirectly holds any interest on the date hereof;

(s) commit to, or agree (in writing or otherwise) to take, any of the actions described in Sections 5.6(a) through (r) above, or any action that would prevent the Company from performing or cause the Company not to perform its covenants hereunder.

5.7 Notification.  Between the date of this Agreement and the Closing Date, the Company will promptly notify Parent in writing if the Company becomes aware of any fact or condition that causes or constitutes a breach of any of the Company’s representations and warranties as of the date of this Agreement, or if the Company becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition.  During the same period, the Company will promptly notify Parent of the occurrence of any breach of any covenant of the Company in this ARTICLE V or of the occurrence of any event that may make the satisfaction of the conditions in ARTICLE IX impossible or unlikely.

5.8 Dissolution.  As promptly as practicable after the Closing, but in no event later than ninety (90) days after the Closing Date, the Company Stockholders shall take all action necessary to dissolve the Company pursuant to the Delaware General Corporation Law (the “DGCL”) and the Company’s Charter Documents.

ARTICLE VI

COVENANTS OF PARENT

6.1 Employees.  Contemporaneously with Closing, Parent shall (a) enter into the Employment Agreement in a form reasonably satisfactory to the Company, (b) enter into an amended and restated employment agreement with its Chief Financial Officer and (c) provide to each of the employees listed in Schedule 6.1 (the “Key Employees”) a letter agreement setting forth the employment terms of each Key Employee’s employment with Parent, in a form reasonably acceptable to the Company and each applicable Key Employee (each, an “Offer Letter”).

6.2 Option Plan Amendment.   Parent shall prepare an amendment to its 1999 Stock Plan, as amended and restated on June 17, 2008 and as further amended from time to time (the “Parent Option Plan”), to increase the amount of options authorized for issuance under the Parent Option Plan to not less than 4,000,000 (the “Option Plan Amendment”) and to be submitted to a vote at the Parent Stockholder’s Meeting.

                        6.3 Parent Stockholder Approval.

(a) As promptly as practicable after the Closing, but in no event later than one hundred twenty (120) days after the Closing Date, Parent shall take all action necessary under the DGCL, the rules of the NASDAQ Stock Market and Parent’s Charter Documents, including issuing the Proxy Statement pursuant to Section 6.3(b), to call, convene and hold a meeting of the stockholders of Parent to vote upon the Milestone Transactions and the Option Plan Amendment (the “Parent Stockholders’ Meeting”).  The board of directors of Parent will recommend, by unanimous vote of all directors then in office, that the stockholders of Parent approve the Milestone Transactions and the Option Plan Amendment and will use reasonable best efforts to solicit from the stockholders of Parent the affirmative vote of the holders of shares representing a majority of the shares of capital stock of Parent voting in person or by proxy at the Parent Stockholders’ Meeting (the “Parent Stockholder Approval”), except that to the extent that the board of directors of Parent may change such recommendation if the board of directors of Parent determines that it must take such action in order to comply with its fiduciary duties under applicable Law; and provided, further, that no such change shall relieve Parent of its obligation to convene the Parent Stockholders’ Meeting.

(b) Subject to Section 6.3(a), as soon as practicable following the Closing, but in no event later than sixty (60) days after the Closing Date, Parent shall (i) prepare and file with the SEC a preliminary proxy statement (the “Preliminary Proxy Statement”) relating to the Milestone Transactions and the Option Plan Amendment contemplated by this Agreement, in a form reasonably satisfactory to the Stockholder Representative; (ii) respond as promptly as reasonably practicable to any comments made by the SEC with respect to the Preliminary Proxy Statement (including filing as promptly as reasonably practicable any amendments or supplements thereto necessary to be filed in response to any such comments or as required by Law); (iii) use commercially reasonable efforts to have the SEC confirm that it has no further comments thereto; and (iv) cause a definitive proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the stockholders of Parent in connection with the solicitation of proxies for use at the Parent Stockholders’ Meeting (collectively, as amended or supplemented, the “Proxy Statement”), to be mailed to the stockholders of Parent at the earliest practicable date after the date that the SEC confirms it has no further comments.  The Stockholder Representative and Parent shall cooperate to: (i) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings; and (ii) prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law.  Subject to the terms and conditions of this Agreement, Parent shall include the Parent board recommendation in the Preliminary Proxy Statement and the Proxy Statement.

                     6.4 Benefit Plans.  Parent shall take all reasonable actions necessary to allow eligible employees of the Company that will be employees of the Parent (“Transitioned Employees”), to participate in benefit programs which are substantially comparable to those maintained for the benefit of, or offered to, similarly situated employees of Parent, as soon as practicable after the Closing Date, to the extent permitted by the terms of such Parent benefit plan or any insurance contract or agreement applicable thereto.

6.5 Board of Directors.  At Parent’s first regularly scheduled board meeting following the Closing, Parent shall take all reasonable actions necessary to increase the number of directors of the Parent’s board of directors from five (5) to six (6) directors to permit the addition to the Parent’s board of directors of one (1) representative from the Company Stockholders.  As promptly as practicable after the Parent has obtained the Parent Stockholder Approval, Parent shall take all reasonable actions necessary to increase the number of directors of the Parent’s board of directors from six (6) to seven (7) directors to permit the addition to the Parent’s board of directors of one (1) additional representative from the Company Stockholders.

ARTICLE VII

COVENANTS OF THE COMPANY AND PARENT

7.1 Compliance with Blue Sky Laws.  Parent shall take reasonable steps to comply with the securities and blue sky Laws of all jurisdictions which are applicable to the offer and sale of shares of Parent Capital Stock pursuant to the transactions contemplated by this Agreement.  The Company shall use reasonable efforts to assist Parent as may be necessary to comply with the securities and blue sky Laws of all jurisdictions which are applicable in connection with the offer and sale of shares of Parent Capital Stock pursuant to the transactions contemplated by this Agreement.

7.2 Public Announcements.  Neither Parent, Purchaser nor the Company shall make, or cause to be made, any press release or other public statement or any statement to any analyst or member of the press concerning the transactions contemplated by this Agreement without the approval of the other Party hereto; provided, however, that Parent may, without such approval, but with prior notice to the Company, make such press releases or other public statements as it reasonably believes are required under the rules of the NASDAQ Stock Market or applicable securities Laws.

7.3 Tax-Free Reorganization.

      (a) Purchaser or an Affiliate of Purchaser will use its commercially reasonable efforts to (i) continue the historic business of the Company, or (ii) use a significant portion of the Purchased Assets in a business in a manner consistent with Treasury Regulation Section 1.368-1(d).

                              (b) Purchaser and the Company will each include a statement that complies with the requirements of Treasury Regulations Section 1.368-3(a) with its federal income Tax Return for the year of the reorganization and will retain the information required to comply with Treasury Regulations Section 1.368-3(d).

                            (c) The Parties hereto intend the transactions described in this Agreement to qualify as a reorganization under Section 368(a)(1)(C) of the Code and this Agreement to be a plan of reorganization.  The reorganization will consist of (i) the transfer of the Purchased Assets to the Purchaser solely in exchange for the Consideration and the assumption by the Purchaser of the Assumed Liabilities and (ii) the distribution by the Company on or promptly after the Closing Date of the Consideration to the Company Stockholders in liquidation and dissolution of the Company.

                            (d) Notwithstanding the foregoing, the Purchaser makes no representations or warranties to the Company or to the Company Stockholders regarding the tax treatment of these transactions, whether these transactions will qualify as tax-free plans of reorganization under the Code, or any of the tax consequences to the Company and the Company Stockholders, and the Company and the Company Stockholders acknowledge that they are relying solely on their respective tax advisors in connection with this Agreement and the transactions contemplated hereby.

                   7.4 Transaction Expenses.  Each of Parent and the Company shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties; provided, however, that in the event the transactions contemplated by this Agreement are consummated, Parent shall reimburse the Company for all reasonable expenses incurred by the Company in connection with this Agreement and the consummation of the transactions contemplated hereby, including up to $75,000 of all reasonable legal, accounting, financial advisory and consulting fees and expenses (which shall include all historical liabilities related thereto) (collectively, the “Transactions Expenses”).  For the purpose of clarity, reimbursement by Parent for any and all expenses of the Company shall be capped at $75,000.

                   7.5 Further Assurances.  Upon the terms and subject to the conditions hereof each of the Parties hereto shall execute such documents and other instruments and take such further actions as may be reasonably required to carry out the provisions hereof and consummate the transactions contemplated hereby.

                   7.6 Best Efforts.  Each of the Company, Parent and Purchaser shall use its respective reasonable best efforts in good faith to satisfy the various conditions to Closing and consummate the transactions contemplated by this Agreement as soon as practicable in accordance with applicable Laws.

                   7.7 No HSR Act Filing.  The Company and Parent acknowledge and agree that no filing will be required for the transactions contemplated by this Agreement under the HSR Act.

     7.8 Confidentiality.  The confidentiality of all documents and information furnished in connection with the transactions contemplated by this Agreement shall be governed by the terms of the confidentiality agreement, dated as of May 17, 2013 (as may be amended from time to time), between Parent and the Company (the “Confidentiality Agreement”).  Without limiting the terms of the Confidentiality Agreement, except for disclosures required to obtain any consent or approval of any Person or other disclosures approved by the other Party, neither the Company nor Parent shall disclose the terms of this Agreement or the terms of any of the transactions contemplated hereby to any other Person, other than to the directors, officers, employers, agents, attorneys, consultants or representatives of such Person in connection with any of the foregoing assisting such Person in complying with its obligations under this Agreement.  Notwithstanding the foregoing, this Section 7.8 shall not prohibit any such Person from making any disclosure which is (a) required to avoid a violation of applicable Law by such Party or (b) required by rule or regulation of any securities exchange or market on which the securities of any Party or its Affiliates are listed or quoted, and in each such case the Party required to make such disclosure shall do so only to the limited extent necessary to comply with such Law, regulation, rule or obligation and shall, to the extent practicable, give advance notice thereof to the other Party hereto and an opportunity to comment on any such disclosure and oppose the need therefor.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions to Each Party’s Obligation to Close.  The obligations of Parent, Purchaser, the Company and the Company Stockholders to consummate the transactions contemplated by this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions:

      (a) No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the purchase and sale of the Purchased Assets shall be in effect.  No Law shall have been enacted or shall be deemed applicable to the transactions which make the consummation of the transactions contemplated by this Agreement illegal.

8.2 Conditions to Obligations of Parent and Purchaser to Close.  The obligations of Parent and Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Parent in its sole discretion) of the following further conditions:

                              (a) The representations and warranties of the Company set forth in this Agreement shall have been true and correct at and as of the Closing Date, except to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; provided that, with respect to obligations that are qualified by materiality, the Company shall have performed such obligations, as so qualified, in all respects.  Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect.

                                (b) The Company shall have taken all corporate action necessary to approve the transactions contemplated by this Agreement.  The Company shall have furnished Parent and Purchaser with a certificate of the Secretary of the Company, dated the Closing Date, certifying that:  (i) attached thereto is a true and complete copy of resolutions adopted unanimously by the board of directors of the Company approving this Agreement with the intention that the transactions contemplated by this Agreement be treated as a reorganization within the meaning of Section 368(a)(1)(C) of the Code and this Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code (such resolutions to be in form and substance reasonably satisfactory to Parent) and that such resolutions have not been amended and are in full force and effect as of the Closing Date; (ii) a certificate of good standing for the Company from the Secretary of State of the State of Delaware, dated a reasonable date prior to the Closing Date, and (iii) the certificate of incorporation and by-laws of the Company.

 (c) No Action shall be pending or threatened before any court or other Governmental Entity or before any other Person wherein an unfavorable Order would (i) prevent consummation of the transactions contemplated by this Agreement, (ii) affect adversely the right of Parent to control the Company or (iii) restrain or prohibit Parent’s ownership or operation (or that of its Subsidiaries or Affiliates) of all or any material portion of the business or assets of Purchaser, taken as a whole, or compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of Purchaser, taken as a whole, or of Parent and its Subsidiaries, taken as a whole. No such Order shall be in effect.  No Law shall have been enacted or shall be deemed applicable to the transactions contemplated by this Agreement which has any of the effects set forth in clauses (i) through (iii).

 (d) The Company shall have prepared and delivered to Parent, at or prior to the Closing, a certificate signed by the Secretary of the Company in a form reasonably acceptable to Parent as to the capitalization of the Company immediately prior to the Closing Date and the allocation of the Consideration among the holders of shares of Company Common Stock pursuant to the transactions contemplated by this Agreement (the “Allocation Certificate”). The Allocation Certificate shall set forth (a) a true and complete list of the Company Stockholders immediately prior to the Closing Date and the number of shares of Company Common Stock owned by each such Company Stockholders, and (b) the allocation of the Consideration among the Company Stockholders pursuant to this Agreement.

(e) Each Company Stockholder shall have executed and delivered to Parent a Company Stockholder Letter Agreement in a form mutually agreed to by the Parties.

(f) The Company shall have delivered to Parent a duly executed copy of the Orion License and Orion Side Letter in a form reasonably satisfactory to Parent.

(g) The Company’s chief executive officer shall have executed and delivered to Parent the Employment Agreement, in a form reasonably satisfactory to Parent.

(h) Each of the Company Stockholders shall have executed and delivered to Parent a Noncompetition Agreement, in a form reasonably satisfactory to Parent.

(i) The Company shall have delivered to Parent the Financial Statements.

(j) Parent shall have received from an investment banking firm a fairness opinion relating to the transactions contemplated by this Agreement.

(k) Parent shall have obtained all consents or waivers from third parties as identified on Schedule 8.2(k) (the “Required Consents”).

(l) The Company, the Stockholder Representative and the Escrow Agent shall have delivered to Parent a dully executed Escrow Agreement.

(m) The Company shall have submitted a Listing of Additional Shares Notification form to NASDAQ with respect to the transactions contemplated by this Agreement in the time and manner required by applicable NASDAQ rules, and shall have received written notification from NASDAQ that it has completed its review of such form.

(n) The Company shall have received all documentation from the Company necessary to effectuate the transfer of the Transferred Approvals.

(o) The Company shall have delivered to Parent a general assignment and bill of sale instrument covering the Purchased Assets, in a form mutually agreed to by the Parties (the “General Assignment and Bill of Sale”).

(p) The Company shall have delivered to Parent an assignment and assumption agreement covering the assignment to, and assumption by, Purchaser of the Assumed Liabilities, in a form mutually agreed to by the Parties (the “Assignment and Assumption Agreement”).

8.3 Conditions to Obligation of the Company to Close.  The obligation of the Company to effect the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Company in its sole discretion) of the following further conditions:

(a) The representations and warranties of Parent and Purchaser set forth in this Agreement shall have been true and correct at and as of the Closing Date, except to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date.  Parent and Purchaser shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.  The Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

(b) Parent shall have taken all corporate action necessary to approve the transactions contemplated by this Agreement.  Parent shall have furnished the Company with a certificate of the Secretary of Parent, dated the Closing Date, certifying that attached thereto is a true and complete copy of resolutions adopted unanimously by the board of directors of Parent approving this Agreement with the intention that the transactions contemplated by this Agreement be treated as a reorganization within the meaning of Section 368(a)(1)(C) of the Code and this Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code (such resolutions to be in form and substance reasonably satisfactory to the Company) and that such resolutions have not been amended and are in full force and effect as of the Closing Date.

(c) Subject to Section 7.4, Parent shall have arranged to reimburse the Company for all Transactions Expenses, by wire transfer of immediately available funds to be initiated at Closing.

(d) Parent shall have delivered to the Company a duly executed copy of the Employment Agreement.

(e) Parent shall have delivered to the Company duly executed copies of the Offer Letters.

(f) Parent shall have delivered to the Company the proposed Option Plan Amendment in a form reasonably acceptable to the Company.

(g) Parent and the Escrow Agent shall have delivered to the Company a duly executed Escrow Agreement.

(h) Purchaser shall have delivered to the Company the duly executed General Assignment and Bill of Sale.

(i) Purchaser shall have delivered to the Company the duly executed Assignment and Assumption Agreement.

ARTICLE IX

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ESCROW AND INDEMNITY

9.1 Survival of Representations.  The respective representations and warranties of the Company, the Company Stockholders, Parent and Purchaser contained in this Agreement or in any schedule in the Company Disclosure Schedule shall survive the consummation of the transactions contemplated hereby and shall remain in full force and effect notwithstanding any investigation or examination of, or knowledge with respect to, the subject matter thereof by or on behalf of the Company, the Company Stockholders, Purchaser or Parent, as the case may be, until twelve (12) months following the Closing Date (the period ending on such date is referred to as the “Survival Period”).  No claim for indemnification pursuant to Section 9.2(b) based on an alleged breach of any such representation or warranty may be brought after the expiration of the Survival Period, except that claims made in good faith in writing and setting forth in reasonable detail the claim prior to such expiration, including without limitation claims made with respect to third party actions anticipated in good faith based on written claims made by a third party against the Company in respect of which an Indemnified Party (as defined below) reasonably expects to incur Losses (as defined below), regardless of whether any action or demand has in fact been commenced by such third party, shall be deemed to have been brought prior to the end of the Survival Period (it being understood, without limitation, that any and all Losses (as defined below) arising after the expiration of the Survival Period shall be recoverable upon notice specifically with respect to such Losses properly given prior to the expiration of the Survival Period in accordance with this Section 9.1).  Notwithstanding the foregoing, nothing in this Agreement shall limit any indemnification claims for fraud, intentional misrepresentation or willful misconduct.  In addition, the covenants and agreements set forth in this Agreement or any other ancillary document hereto shall not expire and shall survive until all obligations with respect thereto have been performed, satisfied or waived or shall have been terminated in accordance with their terms.

9.2 Escrow Arrangements and Indemnity.

(a) Escrow Fund.  On the Closing Date, the Company’s Stockholders will be deemed to have received in the aggregate and consented to the deposit with the Escrow Agent (as defined below) of the Escrow Amount without any act required on the part of any Company Stockholder.  As soon as practicable after the Closing Date, the Escrow Amount, without any act required on the part of any Company Stockholder, will be deposited with an escrow agent acceptable to Parent and the Stockholder Representative (as defined in Section 9.2(e) below) as Escrow Agent (the “Escrow Agent”), such deposit to constitute an escrow fund (the “Escrow Fund”) to be governed by the terms of the Escrow Agreement.  The portion of the Escrow Amount contributed on behalf of each Company Stockholder shall be in proportion to the aggregate amount of Consideration to which such holder would otherwise be entitled under this Agreement.

       (b) Indemnity.  The Escrow Fund is available to compensate Parent for any claims, losses, liabilities, damages, obligations, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defenses (hereinafter individually a “Loss” and collectively “Losses”) suffered, incurred or paid, directly or indirectly by Parent or any of its officers, directors, employees, agents, Affiliates, successors and assigns, including Purchaser (any, an “Indemnified Party” and collectively, the “Indemnified Parties”), as a result of, in connection with or arising out of (i) the failure of any representation or warranty made by the Company, or any Company Stockholder, in this Agreement, in any Company Stockholder Letter Agreement or in any Company Disclosure Schedule, Exhibit or certificate delivered pursuant to this Agreement to be true and correct in all material respects as of the date of this Agreement (or in all respects with respect to any representations and warranties already qualified by materiality), (ii) the failure of the Company to perform any covenant or other agreement in this Agreement, (iii) any fraud, intentional misrepresentation or willful misconduct on the part of the Company, (iv) Taxes relating to the Company, (v) any Liability arising out of the ownership or operation of the Purchased Assets prior to the  Closing Date other than the Assumed Liabilities, (vi) any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with the Company or the Company Stockholders (or any of them) (or any Person acting on their behalf) in connection with the transactions contemplated by this Agreement, (vii) any noncompliance with any legal requirements regarding bulk sales transfers, fraudulent conveyances or fraudulent transfers, in respect of the transactions contemplated by this Agreement, or (viii) any Retained Liabilities or Excluded Asset; provided, however, that in no event shall Parent be entitled to recover for any Losses resulting from the negligence or willful misconduct of Parent or any of its officers, directors, employees, agents, Affiliates, successors and assigns (other than conduct of former Company Stockholders who serve as consultants, directors and/or officers of Parent after Closing), including Purchaser, or resulting from Parent’s breach of its representations, warranties or covenants under this Agreement.

       (c) Threshold.  Parent may not recover any Losses unless and until one or more certificates signed by any officer of Parent (an “Officer’s Certificate”) identifying a Loss or Losses in excess of $50,000 in the aggregate (the “Threshold Amount”) has or have been delivered to the Escrow Agent as provided in the Escrow Agreement, in which case such Parent shall be entitled to recover the full amount of Losses so identified to the extent then available in the Escrow Fund.  Notwithstanding the foregoing, Parent shall be entitled to recover for, and the Threshold Amount shall not apply to, any and all claims or payments made with respect to: (i) all Losses incurred pursuant to any breach or failure to perform or comply with any covenant or other agreement in this Agreement; (ii) fraud, intentional misrepresentation or willful misconduct on the part of the Company or any of the Company Stockholders; (iii) Taxes relating to the Company; (iv) any Liability arising out of the ownership or operation of the Purchased Assets prior to the  Closing Date other than the Assumed Liabilities; (v) any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with the Company or the Company Stockholders (or any of them) (or any Person acting on their behalf) in connection with the transactions contemplated by this Agreement; (vi) any noncompliance with any legal requirements regarding bulk sales transfers, fraudulent conveyances or fraudulent transfers, in respect of the transactions contemplated by this Agreement; or (vii) any Retained Liabilities or Excluded Assets.

    (d) Escrow as the Sole Remedy.  The Escrow Fund shall be the sole and exclusive source of satisfaction of any claim made by the Indemnified Parties for any Losses resulting from breaches of representations, warranties and covenants set forth in ARTICLE III, ARTICLE V or ARTICLE VII hereof; provided that nothing herein shall limit any remedy of an Indemnified Party for (i) any fraud, intentional misrepresentation or willful misconduct on the part of the Company or any of the Company Stockholders and (ii) any Retained Liabilities. Notwithstanding anything contained herein to the contrary, nothing shall prohibit Parent from seeking and obtaining recourse against any of the Company Stockholders in the event of fraud, intentional misrepresentation or willful misconduct by the Company.

    (e) Stockholder Representative; Power of Attorney.  In the event that the transactions contemplated by this Agreement are approved, effective upon such vote, and without further act of any stockholder, John Kelley shall be appointed by virtue of such approval as agent and attorney-in-fact (the “Stockholder Representative”) for each of the Company Stockholders, for and on behalf of the Company Stockholders, to give and receive notices and communications, to authorize delivery to Parent of shares from the Escrow Fund in satisfaction of claims by Parent, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of Stockholder Representative for the accomplishment of the foregoing.  Such agency may be changed by the Company Stockholders from time to time upon not less than thirty (30) days prior written notice to Parent.  Any vacancy in the position of Stockholder Representative may be filled by approval of the holders of a majority in interest of the Escrow Fund.  No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall not receive compensation for its services.  Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Company Stockholders.  Other than the Stockholder Representative, no Company Stockholder shall have any right to intervene, take part in or otherwise delay any action related to the Escrow Fund, including without limitation any indemnification payments to be made to Parent out of the Escrow Fund.  The Escrow Agreement describes additional information regarding the rights and duties of the Stockholder Representative.

    (f) Third Party Claims.  In the event Parent becomes aware of a third party claim that Parent reasonably believes may result in a demand against the Escrow Fund, Parent shall notify the Stockholder Representative of such claim, and the Stockholder Representative, as representative for the Company Stockholders, shall be entitled, at the Stockholder Representative’s expense, to participate in any defense of such claim.  Parent shall have the right in its sole discretion to control the defense of all such claims and to settle any such claim; provided, however, that no settlement of any such claim with third party claimants shall alone be determinative of the amount of any claim against the Escrow Fund, except with the consent of the Stockholder Representative.  In the event that the Stockholder Representative has consented to any such settlement and acknowledged that the claim is a valid claim against the Escrow Fund, the Stockholder Representative shall be deemed to have agreed to the claim by Parent against the Escrow Fund in an amount equal to such settlement.

    (g) Escrow Agent’s Duties.  The duties and obligations of the Escrow Agent are described in detail in the Escrow Agreement.

ARTICLE X

TERMINATION

    10.1 Termination.  The Parties hereto shall be entitled to terminate this Agreement as follows:

      (a) the Parties hereto may terminate this Agreement by mutual written consent at any time;

      (b) Parent may terminate this Agreement by written notice to the Company on or prior to the Closing Date if the Company shall have breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement and failed to cure the same within ten (10) days after written notice thereof from Parent;

      (c) the Company may terminate this Agreement by written notice to Parent on or prior to the Closing Date if Parent shall have breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement and failed to cure the same within ten (10) days after written notice thereof from the Company;

      (d) Parent or the Company may terminate this Agreement by written notice to the other if the consummation of the transactions contemplated by this Agreement shall not have occurred within sixty (60) days of the date of this Agreement; provided, however, that the right to terminate this Agreement pursuant to this subsection (d) shall not be available to a Party whose (or whose Affiliate’s) action or failure to act shall have been a principal cause of or resulted in the failure of the transactions contemplated by this Agreement to occur on or before such date;

      (e) Parent or the Company may terminate this Agreement by written notice to the other Parties hereto on or prior to the Closing Date upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings by or against the other Party, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other Party, or in the event a receiver or custodian is appointed for such Party’s business, or if a substantial portion of such Party’s business is subject to attachment or similar process, such termination shall be effective upon receipt of the notice; and

     (f) Parent or the Company may terminate this Agreement by written notice to the other Parties hereto on or prior to the Closing Date if any court or other governmental instrumentality of competent jurisdiction shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement which shall not have been lifted within ten (10) days of issuance thereof.

    10.2 Effect of Termination.

       (a) Notwithstanding approval of this Agreement by the stockholders of Purchaser and the Company, the Parties hereto agree that termination of this Agreement shall constitute mutual termination and abandonment of the transactions contemplated by this Agreement and that, upon any such termination, neither Purchaser nor the Company shall have any further rights or obligations under or arising out of the transactions contemplated by this Agreement; provided that, in the event of termination under clauses 10.1(b) or (c), no Party shall be relieved of liability for its breach of this Agreement.

(b) The provisions of Sections 7.2 (public announcements), 7.4 (expenses) and 7.8 (confidentiality) shall survive any termination pursuant to Section 10.1.

ARTICLE XI

MISCELLANEOUS

     11.1 Notices.  Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given:  (a) on the date established by the sender as having been delivered personally; (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier; (c) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next business day; or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications, to be valid, must be addressed as follows:

If to Parent or Purchaser, to:
Oxygen Biotherapeutics, Inc.
One Copley Parkway, Suite 490
Morrisville, NC 27560
Attn:  Michael Jebsen, CEO
Facsimile:  (919) 855-2133

With a required copy to:
Smith Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
150 Fayetteville Street
Raleigh, NC 27601
Attn:  Margaret Rosenfeld
Facsimile:  (919) 821-6800

If to the Company, to:
Phyxius Pharma, Inc.
14 Green Hill Road
Chester, NJ 07930
Attn:  John Kelley

With a required copy to:
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, NJ 08540
Attn:  Emilio Ragosa
Facsimile: (609) 919-6701

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain).  If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

        11.2 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided that no amendment or waiver shall be made which by Law requires further approval by the Company Stockholders without such further approval.  Any waiver or amendment that requires the consent of the Company Stockholders may be effected by the consent of the Stockholder Representative; provided, however, in no event shall the Stockholder Representative consent to any waiver or amendment which adversely effects the rights or obligations of any Company Stockholder in a manner that is disproportionate to the effect on the other Company Stockholders.

(b) No failure or delay by any Party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c) To the maximum extent permitted by Law, (i) no waiver that may be given by a Party shall be applicable except in the specific instance for which it was given and (ii) no notice to or demand on one Party shall be deemed to be a waiver of any obligation of such Party or the right of the Party giving such notice or demand to take further action without notice or demand.

11.3 Successors and Assigns.  This Agreement may not be assigned by any Party hereto without the prior written consent of the other Parties.  Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective executors, heirs, personal representatives, successors and assigns.

11.4 Governing Law.  This Agreement and the Exhibits and Schedules hereto shall be governed by and interpreted and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

11.5 Consent to Jurisdiction.  Each Party irrevocably submits to the exclusive jurisdiction of (a) the Court of Chancery of the State of Delaware, and (b) the United States District Court sitting in New Castle County in the State of Delaware, for the purposes of any Action arising out of this Agreement or any transaction contemplated hereby.  Each Party agrees to commence any such Action either in the Court of Chancery of the State of Delaware or if such Action may not be brought in such court for jurisdictional reasons, in the United States District Court sitting in New Castle County in the State of Delaware.  Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any Action in the State of Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 11.5.  Each Party irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated hereby in (i) the Court of Chancery of the State of Delaware, or (ii) the United States District Court sitting in New Castle County in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.  EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

11.6 Counterparts.  This Agreement may be executed in any number of counterparts, and any Party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument.  This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto.  The Parties agree that the delivery of this Agreement may be effected by means of an exchange of facsimile signatures.

     11.7 Third Party Beneficiaries.  No provision of this Agreement is intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

11.8 Entire Agreement.  This Agreement and the documents, instruments and other agreements specifically referred to herein or delivered pursuant hereto set forth the entire understanding of the Parties hereto with respect to the transactions contemplated by this Agreement.  All Exhibits and Schedules referred to herein are intended to be and hereby are specifically made a part of this Agreement.  Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

11.9 Captions.  All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

11.10 Severability.  Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.11 Specific Performance.  Parent and the Company each agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof and that each Party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at Law or equity.

       11.12 Interpretation.

(a) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(b) The terms “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) When a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement unless otherwise specified.

(d) The word “include”, “includes”, and “including” when used in this Agreement shall be deemed to be followed by the words “without limitation”, unless otherwise specified.

(e) A reference to any Party to this Agreement or any other agreement or document shall include such Party’s predecessors, successors and permitted assigns.

(f) Reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(g) The Parties have participated jointly in the negotiation and drafting of this Agreement. Any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.

(h) All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Purchaser, the Company and the Company Stockholders have caused this Agreement to be signed by their respective officers thereunto, duly authorized as of the date first written above.

OXYGEN BIOTHERAPEUTICS, INC.

By:	/s/ Michael B. Jebsen
Name:	Michael B. Jebsen
Title:	Chief Financial Officer and Interim
Chief Executive Officer

LIFE NEWCO, INC.

By:	/s/ Michael B. Jebsen
Name:	Michael B. Jebsen
Title:	President

PHYXIUS PHARMA, INC.

By:	/s/ John Kelley
Name:	John Kelley
Title:	President; CEO

COMPANY STOCKHOLDERS

By:	/s/John Kelley
Name:	John Kelley

By:	/s/ Doug Randall
Name:	Doug Randall

By:	/s/ Douglas Hay
Name:	Douglas Hay

By:	/s/ Stefan Stanko
Name:	Stefan Stanko